Exhibit 99.1

HUB Cyber Security Signs an LOI to Acquire a Strategic Product Developer Cyber Security Company

The potential acquisition is expected to boost HUB’s revenue for Confidential Computing, to improve the company’s profit margins while adding multiple existing top-tier clientele to HUB’s portfolio, complementing HUB’s solutions with cyber vulnerability detection and risk-management automation for governments, enterprises, and SMEs. This move is a pivotal step in the company’s transition, converting its cyber services division into cyber products.

Tel-Aviv, Israel – October 31, 2023- HUB Cyber Security Ltd. (Nasdaq: HUBC), a developer of Confidential Computing cybersecurity solutions and services (“HUB’’ or the “Company”), announces a strategic alliance LOI with a company with cutting-edge technology in the automation of cyber risk detection and responses. The LOI contemplates that both companies will engage in a strategic alliance via marketing the combined solutions of both companies in the U.S., the EU and in Israel. HUB will receive an option to acquire all of the shares of the strategic partner within 6 months of signing of an agreement, subject to completing due diligence.

The union between the companies will enhance HUB’s leading Confidential Computing solutions and Cyber Services, providing intelligent automation for cyber vulnerability management, extended detection and response, cyber event management, threat intelligence, and overall security orchestration, automation, and response.

The potential transaction value represents 20% of the HUB Security’s shares, and the acquisition is expected to boost HUB’s revenue while adding multiple existing top-tier clients to HUB’s portfolio. HUB aims to expand its solutions offering with technologies that will rival those of existing vendors. The alliance will significantly increase HUB’s capability to map-out organizational Cyber IT networks, devices, and IoT, detect and assess cyber threats while providing threat management automation across a wide range of cyber attack scenarios.

Uzi Moskowitz, CEO of HUB Security, commented on the strategic alliance stating: “The current situation in Israel only reaffirms the need for far stronger cyber defenses than the world currently employs. HUB is committed to providing the highest level of military-grade security to protect our country and many other governments against cyber-attacks that may cripple entire nations. We persist in fostering collaborations between organizations to bolster cyber defenses globally, safeguarding vital online infrastructure for defense and government purposes. Our partner has significant technology in its field and is a perfect match to our technology and vision.” While the capabilities of the partner enable automatically detecting critical processes and identifying “crown jewels”, the Confidential Compute product of HUB will immediately engage and protect exactly these assets.

The CEO of the partner company said: “We believe that our automated detection and protection product suite coupled with HUB Confidential Computing’s unique capabilities constitute a key requirement for any business or government wishing to protect their critical lifeline and assets. The integration between the two products is both logical and easy to implement as they cover together the complete path to achieving secure operation. This is the merit of our alliance and its vision.”

For more information about HUB Security and its cybersecurity services, please visit www.hubsecurity.com

About HUB Security Ltd.

HUB Cyber Security Ltd (“HUB Security”) was established in 2017 by veterans of the elite intelligence units of the Israeli Defense Forces. The Company specializes in unique Cyber Security solutions protecting sensitive commercial and government information. The company debuted an advanced encrypted computing solution aimed at preventing hostile intrusions at the hardware level while introducing a novel set of data theft prevention solutions. HUB Security operates in over 30 countries and provides innovative cybersecurity computing appliances as well as a wide range of cybersecurity services worldwide.

About the Partner Company

The partner company enables CISOs to become proactive by shifting to “management by objectives.” This is accomplished by deploying high-level executable security policies. These policies define organizational security and compliance objectives, as well as cyber-risk appetite. This “policy as code” approach facilitates coordination, reporting, and separation of concerns among different stakeholders in cyber defense, compliance, and risk management. The partner company’s executable policies utilize existing cyber technology anchors for existing “silos,” add new cyber innovations as needed, and provide cross-silo mitigation enforced directly by the platform. Policies also provide a basis for the metrics, reporting, and processes of continuous improvement.

Forward-Looking Statements

This press release contains forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995, including statements about the anticipated benefits of the transaction, and the financial condition, results of operations, earnings outlook and prospects of the combined company. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “future,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “seem,” “should,” “will,” “would” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements are based on the current expectations of the management of HUB Security, as applicable, and are inherently subject to uncertainties and changes in circumstances and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those discussed and identified in public filings made with the SEC by the HUB Security and the following: (i) the proposed transaction is subject to the satisfactory completion of due diligence by the both parties, the negotiation of definitive agreements and other conditions and therefore might not be consummated; (ii) even if consummated, HUB Security might not be able to retain key personnel and customers and successfully integrate the acquired business; (iii) significant uncertainty regarding the adequacy of HUB Security’s liquidity and capital resources and its ability to repay its obligations as they become due; (iv) the war between Israel and Hamas commenced in October 2023 and the potential expansion of hostilities to other fronts may harm Israel’s economy and HUB Security’s business; (v) expectations regarding HUB Security’s strategies and future financial performance, including its future business plans or objectives, prospective performance and opportunities and competitors, revenues, products and services, pricing, operating expenses, market trends, liquidity, cash flows and uses of cash, capital expenditures, and HUB Security’s ability to invest in growth initiatives and pursue acquisition opportunities; (vi) the outcome of any legal or regulatory proceedings that may be instituted against HUB Security in connection with our previously announced internal investigation or otherwise; (vii) the ability to cure and meet stock exchange continued listing standards; (viii the risk that the consummation of the business combination in February 2023 will disrupt HUB Security’s operations and future plans; (ix) competition, the ability of HUB Security to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (x) limited liquidity and trading of HUB Security’s securities; (xi) geopolitical risk, including military action and related sanctions, and changes in applicable laws or regulations; (xii) the possibility that HUB Security may be adversely affected by other economic, business, and/or competitive factors; (xiii) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in HUB Security’s Annual Report on Form 20-F filed on August 15, 2023.

Should one or more of these risks or uncertainties materialize or should any of the assumptions made by the management of HUB Security prove incorrect, actual results may vary in material respects from those expressed or implied in these forward-looking statements.

All subsequent written and oral forward-looking statements concerning the matters addressed in this press release and attributable to HUB Security or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this press release. Except to the extent required by applicable law or regulation, HUB Security undertakes no obligation to update these forward-looking statements to reflect events or circumstances after the date of this press release to reflect the occurrence of unanticipated events.